

May 23, 2011

Mr. Robert E. Wolfe
Chief Executive Officer
Advanced Oxygen Technologies, Inc.
C/O Crossfield, Inc.
653 VT Route 12A, PO Box 189
Randolph, VT 05060

RE: **Advanced Oxygen Technologies, Inc.**
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 23, 2010
File No. 0-09951

Dear Mr. Wolfe:

We have reviewed your amendment filed March 4, 2011 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the future please ensure that any amendments filed are indicated as such on the cover page (i.e. 10-K/A instead of 10-K). Also include an explanatory paragraph with any amendments. In addition when you respond to our comments please file your response as correspondence on Edgar.

2. We note your response to our prior comment 4 and your amendment to your 10-K to record the write down of your Land within the income statement. We also note that you have not had your auditors update their audit opinion to reflect this restatement. Please tell us whether you consulted with your auditor before making the change and in addition please file an amendment to your financial statements to include an updated auditor's report.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief